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FORM 5

[_] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. SEE Instruction 1(b).

[_] Form 3 Holdings Reported

[_] Form 4 Transaction Reported



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities
               Exchange Act of 1934, Section 17(a) of the
               Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940



(Print or Type Responses)

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1.  Name and Address of Reporting Person*

       Andersons                     Maris
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        (Last)                      (First)                        (Middle)

   c/o DaVita Inc.,            21250 Hawthorne Blvd.
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                                   (Street)

   Torrance                           CA                              90503
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   DaVita Inc. (DVA)
                                             -----------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year   December 31, 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [x] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

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TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/                  ---------------------------------      End of               (D) or        ficial
                         Year)                                                        Issuer's Fiscal      Indirect      Owner-
                                                 Amount        (A) or    Price        Year                 (I)           ship
                                                               (D)                    (Instr. 3 and 4)     (Instr. 4)    (Instr. 4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                       (A)         (D)

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
 Options (16b-3 Plan)              $6.5625            1/6/00                A                     25,000
-----------------------------------------------------------------------------------------------------------------------------
 Options (16b-3 Plan)              $2.6875            3/29/00               A                     12,000
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 Options (16b-3 Plan)              $6.4375            7/25/00               A                     13,000
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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion       Title     Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Year            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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

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                              (1)       1/6/05  Common Stock  25,000                       25,000              D
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                              (2)       3/29/05 Common Stock  12,000                       12,000              D
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                              (3)       7/25/05 Common Stock  13,000                       13,000              D
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
Explanation of Responses:

(1) The indicated option vests at 25% per year such that 6,250 shares shall vest, or have vested, on each of the following dates: 12/17/01; 12/17/02; 12/17/03; and 12/17/04. If DaVita's stock price closes at $11.41 or above for 10 of any 20 consecutive trading days, the last quarter-tranche (the 25% that would have vested on 12/17/04) vests immediately.

(2) The indicated option vests at 25% per year such that 3,000 shares vest, or have vested, on each of the following dates: 3/29/01; 3/29/02; 3/29/03; and 3/29/04 @ $5.01. If DaVita's stock price closes at $5.01 or above for 10 of any 20 consecutive trading days, the last quarter-tranche (the 25% that would have vested on 3/29/04 vests immediately.

(3) The indicated option vests at 25% per year such that 3,250 shares shall vest on each of the following dates: 7/25/01; 7/25/02; 7/25/03; and 7/25/04. If
    DaVita's stock price closes at $12.00 or above for 10 of any 20 consecutive trading days, the last quarter-tranche (the 25% that would have vested on 7/25/04) vests immediately.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                              /s/ Maris Andersons              February 8, 2001
                              -------------------------------  -----------------
                              Signature of Reporting Person**         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).